Exhibit 99(b)
SETTLEMENT AGREEMENT
This Settlement Agreement (the “Agreement”) is dated as of December 31, 2010 (the “Closing Date”), by and between (i) Federal Home Loan Mortgage Corporation (“Freddie Mac”), (ii) Bank of America, National Association (“BANA”), (iii) BAC Home Loans Servicing, L.P. (“Servicing LP”), and (iv) Countrywide Home Loans, Inc., (“Countrywide”) (the foregoing are hereinafter referred to individually as a “Party”, and collectively as the “Parties”).
RECITALS
WHEREAS, Countrywide and its affiliate Countrywide Bank, FSB (“CWB”) were approved Freddie Mac Single-Family Seller/Servicers that sold Mortgages (as defined herein) to Freddie Mac pursuant to certain Master Agreements and Master Commitments entered into with Freddie Mac;
WHEREAS Countrywide Home Loan Servicing LP (“CHLS, LP”), formerly an Affiliate of CWB, was the servicer or servicing agent for some or all of the Mortgages;
WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 11, 2008, between Countrywide Financial Corporation (the ultimate parent of Countrywide and CWB), Bank of America Corporation (“BAC”) (the ultimate parent of BANA), and Red Oak Merger Corporation (a wholly-owned subsidiary of BAC), Countrywide Financial Corporation was merged into Red Oak Merger Corporation. Subsequent changes were made in organizational structure, such that CWB was merged into BANA, and CHLS, LP became an indirect subsidiary of BANA and was renamed BAC Home Loan Servicing, L.P.;
WHEREAS, BANA, Servicing LP and Countrywide (individually, a “BofA Seller/Servicer and collectively the “BofA Seller/Servicers”) are each servicing certain of the Mortgages for Freddie Mac as identified in the electronic file that was attached to the emails attached as Exhibits A-1 and A-2 hereto (the “Electronic File”);

WHEREAS, the BofA Seller/Servicers are subject to Freddie Mac's Single-Family Seller/Servicer Guide (the “Guide”), and certain other agreements setting forth mortgage purchase and servicing obligations between Freddie Mac and one of more of the BofA Seller/Servicers (as applicable), including, but not limited to, Master Agreements and any Master Commitments thereunder, and other Purchase Documents (as defined in the Guide), which modify the Guide in certain stated respects;
WHEREAS, differences have arisen between the BofA Seller/Servicers and Freddie Mac with respect to the obligations of the BofA Seller/Servicers and Freddie Mac has raised certain claims concerning the origination, sale, delivery or eligibility of Mortgages (as defined below) to Freddie Mac;
WHEREAS, the BofA Seller/Servicers seek to settle and finally resolve the subject differences with Freddie Mac and have therefore offered to pay or cause to be paid to Freddie Mac the Settlement Amount as described in Section 2 below, in consideration for the agreement by Freddie Mac to release the Released Parties (as defined below) from the Released Obligations and Claims (as defined below) and the additional stated obligations of Freddie Mac pursuant to the terms of this Agreement, notwithstanding that the BofA Seller/Servicers regard the Settlement Amount as reflecting a premium over and above any existing and future obligations they each may have to Freddie Mac (but recognizing that the BofA Seller/Servicers are each receiving fair and adequate consideration hereunder when other factors are taken into account, including, but not limited to (i) potential litigation risks and costs, and (ii) the administrative costs and resources that would be involved in addressing certain repurchase issues with Freddie Mac on a loan-by-loan basis); and
WHEREAS, Freddie Mac is willing to accept the Settlement Amount in satisfaction of such Released Obligations and Claims, pursuant to the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the agreements and undertakings set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties hereto agree as follows:

1.    Incorporation of Recitals; Definitions. All of the foregoing Recitals are hereby incorporated herein. As used in this Agreement, the following terms shall have the following meanings:
“Affiliate” means, with respect to any of the BofA Seller/Servicers, another person or entity that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with such BofA Seller/Servicer, including without limitation BAC, Servicing LP, BANA and Countrywide.
“BofA Seller/Servicers” has the meaning set forth in the fourth WHEREAS clause above, except that: (1) to the extent that any BofA Seller/Servicer's obligations or covenants under this Agreement arise out of or relate to its role as a servicer of Mortgages subject to this Agreement, it is signing this Agreement solely in its capacity as servicer for those Mortgages designated to that entity in the Electronic File; and (2) nothing in the Agreement shall be construed as creating any guaranty or other obligation between or among the BofA Seller/Servicers.
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person or other entity, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.
“Covered Mortgage” has the meaning set forth in Section 3(e) below.
“Guide” has the meaning set forth in the fifth “Whereas” clause in the Recitals.
“Mortgage” means each single-family mortgage loan identified in the Electronic File that was e-mailed from Das Debabrata at Freddie Mac to Pavel Maryska at CHL on December 29, 2010 (a copy of that e-mail is attached as Exhibit A-1); a copy of the responding e-mail from Pavel Maryska at CHL to Das Debabrata at Freddie Mac on December 29, 2010 confirming the Mortgages listed in the Electronic File represent the entire population of Mortgages is attached as Exhibit A-2. The specific Mortgages that each BofA Seller/Servicer is responsible for servicing are separately identified in the Electronic File. The Electronic File contains four columns, which are (i) the Freddie Mac Midas loan number, (ii) the applicable BAC Seller/Servicer loan number, (iii) the Servicer number and (iv) the Servicer number of the Party that is responsible for the representations and warranties with respect to the Mortgage. The Freddie Mac Midas loan number listed in the Electronic File will be the determinative identifier in the event there is any conflict between the four columns for a particular Mortgage. The responsible servicers are identified by the following numbers: 125949 & 154972 for BAC Home Loans Servicing, LP, 150847 for Bank of America, NA, 204305 for Countrywide Home Loans, Inc., 337105 for JP Morgan Chase Bank, NA, and 589505 for Bank United, FSB.
“Purchase Documents” has the meaning set forth in the Guide, provided that this Agreement shall not constitute a Purchase Document.
“Released Obligations and Claims” has the meaning set forth in Section 3(a) below.
“Releasing Party” and “Releasing Parties” have the meanings set forth in Section 3(b) below.
“Servicing Obligations” has the meaning set forth in Section 5(b) below.
“Settlement Amount” has the meaning set forth in Section 2(b) below.
All other capitalized terms used in this Agreement and not otherwise defined elsewhere in the Agreement shall have the respective meanings set forth in the Guide.

2.    Settlement Amount
(a)Simultaneously with the execution of this Agreement by all Parties, and in no event later than 3:00 p.m. (Eastern standard time) on December 31, 2010, Servicing LP shall complete a wire transfer to Freddie Mac of the Settlement Amount, pursuant to the wire transfer instructions attached hereto as Exhibit B and incorporated by reference herein.
(b)The “Settlement Amount” means One Billion, Two Hundred Eighty Million Dollars ($1,280,000,000).
(c)Freddie Mac's obligations and duties under this Agreement and the release of obligations in Section 3 are expressly contingent upon the timely receipt of the Settlement Amount pursuant to Section 2(a) above.
3.    Release and Related Covenants

(a)
Released Obligations and Claims. Notwithstanding anything to the contrary in the applicable Purchase Documents or any other agreement, and notwithstanding any breach of any section of this Agreement (subject to Section 2(c) hereof) or any other agreement, the Releasing Parties hereby irrevocably and unconditionally expressly release, waive and forever discharge any and all claims, counterclaims, defenses, rights of setoff, debt, liens, Losses, demands, damages, costs and expenses (including attorneys' fees and costs actually incurred) and causes of action of any kind or nature whatsoever, as to or against the Released Parties and each of them, arising out of, or in connection with, the origination, sale, delivery or eligibility of Covered Mortgages for sale to Freddie Mac for sale, securitization or guaranty to, by or through Freddie Mac, and/or the delivery of Covered Mortgages or related data to Freddie Mac or the related Document Custodian in connection with any sale of the Covered Mortgage, whether asserted, unasserted, known or unknown, suspected or unsuspected, fixed or contingent, in contract or tort, unsecured, secured, priority, administrative or otherwise, that the Releasing Parties or their successors or assigns may now or may hereafter have against any Released Party, under any provision of the Guide (as it existed at the applicable point in time, and as it exists at the Closing Date) or any Purchase Documents or the laws, regulations or administrative or executive directives of the United States or any other jurisdiction, including but not limited to, any repurchase or indemnification obligation or other remedy contained in any of the Purchase Documents with respect to a breach of the terms thereof or any representation, warranty, covenant, condition or requirement made or contained therein (irrespective of how characterized), or from any mortgage insurance policy being rescinded, denied or otherwise not available on, prior to or anytime after the Closing Date (the foregoing collectively referred to as the “Released Obligations and Claims”).

(b)
“Releasing Parties” means Freddie Mac, and any and each of its divisions, subsidiaries, affiliates, predecessors, successors and assigns and each of their respective officers, directors, employees, agents, representatives, attorneys and administrators, and each is individually referred to as a “Releasing Party.”

(c)
“Released Parties” means, Servicing LP, BANA, Countrywide, and any and all of their current, former or future direct or indirect parents, subsidiaries, Affiliates, partners, predecessors, successors and assigns, including any transferee of servicing rights for the Mortgages, and each of their respective past, present and future officers, directors, employees, agents, independent contractors, representatives, accountants, attorneys, boards, and their predecessors, successors and assigns, or any of them, and each is individually referred to as a “Released Party;” provided, however, that Released Parties do not include any Document Custodian (including but not limited to Recon Trust), that currently holds, or previously held, any of the Mortgage notes pursuant to a Custodial Agreement (Freddie Mac Form 1035), and any amendments thereto executed by and among Freddie Mac, the Document Custodian and one or more of the BofA Seller/Servicers.

(d)
“Losses” shall mean any and all claims, suits, liabilities (including, but not limited to, strict liabilities), actions, proceedings, obligations, debts, damages, losses, costs, expenses, fines, penalties, assessments, demands, charges, fees, judgments, awards, disbursements and amounts paid in settlement, punitive damages, foreseeable and unforeseeable damages, incidental or consequential damages, of whatever kind or nature (including reasonable attorneys' fees and other costs of defense and disbursements). Notwithstanding the inclusion of “punitive damages” in the immediately preceding sentence, punitive damages will not be considered part of “Losses” under the following circumstances: (i) if any officer or employee of one or more of the BofA Seller/Servicers (or of any Affiliate thereof) commits fraud (irrespective of whether such fraud meets the definition under this Agreement of a “Collusive Scheme”), and (ii) such fraud gives rise to or results in a judgment or award (issued by a court of competent jurisdiction beyond all possibility of appeal) in an action brought by a third party against Freddie Mac, which judgment or award identifies such fraud and assesses punitive damages against Freddie Mac in connection therewith.

(e)	A “Covered Mortgage” means any Mortgage, except to the extent that such Mortgage is reasonably determined by Freddie Mac in accordance with Section 3(f) below to be any of the following:

(i)
a Mortgage secured by a residential property that is not located within any of the 50 States, the District of Columbia, Guam, Puerto Rico or the Virgin Islands at the time of Freddie Mac's purchase, as set forth in Guide Section 22.18 and the definition of a State in the Glossary to the Guide;

(ii)	a Mortgage, the original unpaid principal balance of which at the time of Freddie Mac's purchase exceeded the maximum original loan amounts set forth in Guide Section 23.3;

(iii)	a Mortgage secured by vacant land or property primarily used for agriculture, farming or commercial enterprise at the time of Freddie Mac's purchase;

(iv)	a Mortgage secured by residential properties consisting of five or more dwelling units at the time of Freddie Mac's purchase;

(v)
a Mortgage with an LTV Ratio in excess of 80 percent at the time of Freddie Mac's purchase that (i) did not have mortgage insurance on the portion of the Mortgage in excess of 80 percent of the property's value (determined in accordance with the Guide), as set forth in Guide Section 27.1, (ii) was not sold with recourse, within the meaning of Section 11.10(a) of the Guide, and (iii) was not sold on a participation basis as described in Guide Section 11.4.1 (provided, however, that Freddie Mac may not require repurchase of a Mortgage under this sub-Section 3(e)(v) based solely on a determination by Freddie Mac that correction of an allegedly incorrect appraisal of the Mortgaged Premises (y) causes the Mortgage to have an LTV Ratio over 80 percent or (z) enlarges any existing excess of the Mortgage's LTV Ratio over 80 percent);

(vi)	a Mortgage that was not a valid First Lien on the Mortgaged Premises at the time of Freddie Mac's purchase;

(vii)	a Mortgage secured by a manufactured home that did not meet the property eligibility requirements set forth in Guide Section H33.2(a) at the time of Freddie Mac's purchase;

(viii)
a Mortgage secured by Mortgaged Premises in one of the states listed in Guide Section 22.18 that at the time of origination was designated as a "high-cost," "high-risk" or a similar designation under the applicable state law as referenced in Guide Section 22.18 as ineligible for purchase;

(ix)
any purchase transaction Mortgage secured by a Primary Residence and any Refinance Mortgage that, as described in Guide Section 22.33, had an annual percentage rate or total points and fees that exceed the thresholds under the Home Ownership and Equity Protection Act of 1994 (HOEPA) and its implementing regulations (the "HOEPA Thresholds") and as a

*Material omitted has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment*
result would have rendered the Mortgage ineligible for purchase by Freddie Mac; in the event that Freddie Mac, in the exercise of its discretion, has a reasonable basis to determine that a Mortgage has an annual percentage rate or total points and fees that exceed the HOEPA Thresholds, but is unable to confirm such noncompliance because necessary information (such as the settlement sheet) is missing from the applicable loan file, then the related Mortgage will be presumed to have an annual percentage rate or total points and fees that exceed the HOEPA Thresholds unless the applicable BofA Seller/Servicer presents credible evidence to the contrary, as determined by Freddie Mac in its reasonable discretion.

(x)
Loan Affected By a Collusive Scheme: A Mortgage as to which fraud was committed by a borrower or other party to the mortgage transaction in conjunction with such transaction, and as to which all of the following criteria are satisfied: (a) the Mortgage was originated as part of a scheme that involved collaboration of at least two perpetrators who need not be employed by the same entity and who participated in the origination process of each of the Mortgages that are part of the scheme or, in the case of a purchase money Mortgage, participated in either the origination process or in the purchase and sale of the Mortgaged Premises, (b) such scheme involved [*__*] or more Mortgages, and (c) the materially false representation or warranty made by the borrower or other party had an adverse and material impact on (A) the value of the Mortgage, (B) its saleabilty in the secondary mortgage market, (C) the borrower's ability to perform under the Mortgage, or (D) the collectibility of regular payments under the Mortgage.

For purposes of this sub-Section 3(e)(x), participation in the origination process or in the purchase and sale of the Mortgaged Premises includes, but is not limited to, participation as borrower, mortgage broker, real estate broker, appraiser, settlement agent, escrow holder or title insurer.

(xi)	Recourse Loan. A Mortgage listed on Exhibit C.
(f)    Freddie Mac shall provide the relevant BofA Seller/Servicer with thirty (30) days notice of its determination that any Mortgage falls within any of the Covered Mortgage exceptions above and shall accompany such notice with sufficient documentation to enable that BofA Seller/Servicer to determine the validity of Freddie Mac's assertion. The BofA Seller/Servicers retain the right to appeal in good faith and in a timely manner Freddie Mac's determination that any Mortgage falls within these exceptions; any such appeal shall include a written explanation of why such determination is incorrect, plus reasonable evidence in writing supporting such explanation. Each BofA Seller/Servicer must comply with Guide Section 72.6 when making any such appeals.
(g)    Notwithstanding sub-Sections 3(a) - (f) above, the Released Obligations and Claims do not include any obligations of any BofA Seller/Servicer under the Guide provisions set forth in Exhibit D, to the extent set forth in Exhibit D. However, it shall not be a breach of Guide Section 27.2 (Item 7 in Exhibit D) for a BofA Seller/Servicer to receive consideration for or otherwise benefit from the placement or renewal of any mortgage insurance with a mortgage insurance company or mortgage reinsurance company that is an Affiliate of the BofA Seller/Servicer under an arrangement previously approved by Freddie Mac. In the event of a breach of any of the Guide provisions set forth in Exhibit D by a BofA Seller/Servicer, Freddie Mac shall retain all of the remedies to which it is entitled under the Guide and the other Purchase Documents (including but not limited to the right to terminate the eligibility of the BofA Seller/Servicer to sell and/or service mortgages to or for Freddie Mac) except that such a breach shall not entitle Freddie Mac to require repurchase of or indemnification with respect to any Mortgage or entitle Freddie Mac to exercise any other remedy with respect to specific Mortgages.

(h)    Freddie Mac represents and warrants that it will act in good faith in executing any rights and obligations Freddie Mac has pursuant to this Agreement, including in its determinations regarding whether any Mortgage is subject to the above exceptions.
(i)    Freddie Mac acknowledges that the representations and warranties relating to the eligibility of Mortgages for sale to Freddie Mac, including but not limited to representations and warranties in volume 1 of the Guide relating to the underwriting, origination, sale, and delivery of Mortgages to Freddie Mac and/or in any other applicable Purchase Documents, are those in effect on the date each Mortgage was purchased by Freddie Mac. Any changes made by Freddie Mac to these representations and warranties (in the Guide or otherwise) subsequent to the date of sale of a particular Mortgage to Freddie Mac do not apply to such Mortgage.
4.    Contesting Rescissions of Mortgage Insurance.
(a)    Each of the BofA Seller/Servicers, but solely to the extent that the BofA Seller/Servicer has an obligation to service a Covered Mortgage, covenants that:
(i)    it will service each Covered Mortgage in accordance with the terms of the Guide;
(ii)    it will in good faith contest on Freddie Mac's behalf any action by a private mortgage insurer which action would result in the rescission, denial or unavailability of mortgage insurance with respect to a Covered Mortgage (irrespective of whether there has been a breach by a BofA Seller/Servicer or any of its predecessors or Affiliates of any representation, warranty, covenant or agreement related to such Mortgage);
(iii)    the level of effort undertaken by the responsible BofA Seller/Servicer in connection with the above will be no less than the efforts generally taken in the ordinary course by the BofA Seller/Servicer in contesting the rescission, denial or unavailability of mortgage insurance in connection with mortgage loans held or serviced for its own account or for any of its Affiliates;

*Material omitted has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment*
(iv)    upon the request of either Freddie Mac or a private mortgage insurer, it will provide copies of the specified Mortgage files or documents to the applicable private mortgage insurer in connection with the rescission or denial of a mortgage insurance policy; and
(v)    it will notify Freddie Mac periodically in writing when it is unable to successfully contest the rescission, denial or unavailability of mortgage insurance in connection with one or more Covered Mortgages, and unless as may subsequently be agreed to by Freddie Mac and the responsible BofA Seller/Servicer, will not accept rescission or otherwise settle the dispute without Freddie Mac's prior written consent, which Freddie Mac will not unreasonably delay or withhold.
(b)    In no event shall any of the covenants set forth in this Section 4 be deemed a [*_____________________________*] of any BofA Seller/Servicer or any of its Affiliates, nor shall the [*___________________________________________________________________*] under any Purchase Document. [*_______________________________________________*.]
(c)    Upon the rescission of any mortgage insurance policy covering any Covered Mortgage, if any mortgage insurance premiums are refunded by the private mortgage insurer directly to a BofA Seller/Servicer upon the rescission of such policy, that BofA Seller/Servicer will promptly direct or remit such funds to Freddie Mac. Freddie Mac shall assume any and all risk that its rights, or the right of any BofA Seller/Servicer, have been prejudiced or compromised in any way by virtue of Freddie Mac's acceptance of such funds or its treatment of the remittance.
5.    Servicing of Mortgages.
(a)    Each BofA Seller/Servicer shall continue to service the Mortgages for which it is the Servicer in accordance with the applicable Purchase Documents following the Closing Date. In the event of an alleged breach by a BofA Seller/Servicer of its respective Servicing Obligations (as defined herein) with respect to any Mortgage, Freddie Mac retains such rights as it may have to pursue that BofA Seller/Servicer for such breach under the Purchase Documents.
(b)    This Agreement does not release any BofA Seller/Servicer or any of its Affiliates from any representations, warranties, covenants or other agreements relating to the performance of Servicing Obligations. “Servicing Obligations” means obligations and duties that arise under Volume 2 of the Guide and related provisions of the Purchase Documents, including but not limited to requirements relating to day-to-day loan administration activities, reporting and remitting, and foreclosure and loss mitigation activities. Servicing Obligations as defined herein relate to activities required to be performed in connection with the servicing of the Mortgage after the date of Freddie Mac's purchase. It is possible for a Servicing Obligation to relate to the same general subject matter as a Released Obligation and Claim, if a failure to comply with a selling obligation occurred on or before the purchase date, followed later by a failure after the purchase date to perform a required Servicing Obligation relating to the same general subject matter. A BofA Seller/Servicer may be deemed to have violated a Servicing Obligation only if the action or lack of action that Freddie Mac asserts constitutes the violation occurred after the purchase date.
Any rescission of a mortgage insurance policy shall be deemed to be an event taking place on the date that the applicable BofA Servicer receives notice of such rescission, and shall not be treated as an absence of mortgage insurance as of the date of Freddie Mac's purchase of the affected Mortgage.
Example One: If a Mortgage failed to satisfy Guide requirements for hazard insurance as of the date of purchase of such Mortgage by Freddie Mac, the action would be treated as a failure to comply with a selling obligation and the applicable BofA Seller/Servicer would be released under this Agreement from liability for representations and warranties regarding such failure. If, however, such Mortgage was subsequently serviced by a BofA Seller/Servicer, and the BofA Seller/Servicer failed to cause insurance to be obtained in accordance with Guide servicing requirements, the failure of such Mortgage to have hazard insurance in compliance with Guide requirements would be a breach of a Servicing Obligation, from which the BofA Seller/Servicer would not be released under this Agreement.

*Material omitted has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment*
Example Two: If a Mortgage with an LTV ratio exceeding 80 percent lacked the required credit enhancement (mortgage insurance, recourse or as a participation) on the date the Mortgage was sold to Freddie Mac, the Mortgage would not be a Covered Mortgage.
Example Three: A Mortgage with an LTV ratio exceeding 80 percent was sold to Freddie Mac with the mortgage insurance required by the Guide. The private mortgage insurer rescinds the mortgage insurance policy three years after date of sale to Freddie Mac, because it determines the Mortgage is secured by a commercial property. This Mortgage would not be a Covered Mortgage.
Example Four: A Mortgage with an LTV ratio exceeding 80 percent was sold to Freddie Mac with the mortgage insurance required by the Guide. The private mortgage insurer rescinds the mortgage insurance policy because the credit characteristics of the Mortgage do not comply with the standards set by the mortgage insurer. [*_______________________________________*.]
(c)     Although this Agreement provides for the Released Parties to be released from liability for the Released Obligations and Claims, each relevant BofA Seller/Servicer must continue to service the Mortgages for which it is the Servicer in accordance with the Purchase Documents and make all efforts as required under the Purchase Documents to mitigate losses relating to such Mortgages. If any BofA Seller/Servicer does not service the Mortgages for which it is the Servicer in accordance with the Purchase Documents, Freddie Mac may, in its sole discretion, exercise any and all of its available remedies under the Purchase Documents relative to the entity that is the servicer for such Mortgages.

(d)
(i)    Notwithstanding the provisions of the Guide regarding the unitary and indivisible nature of the servicing contract, Freddie Mac may exercise its right under Guide Chapter 73 to terminate or transfer servicing of any portion of the Mortgages as to each of which a BofA Seller/Servicer has materially failed to comply with any of the servicing requirements contained in the Purchase Documents, provided that such Mortgages are 30 days or more delinquent at the time of the written notice contemplated under (B) below and are at least 60 days delinquent at the date of termination or transfer, if:
(A)    Such failure would entitle Freddie Mac to terminate the entire servicing contract as to the BofA Seller/Servicer;
(B)    Freddie Mac gives the BofA Seller/Servicer written notice identifying the Affected Mortgages (as defined below) and the failure to comply with servicing requirements;
(C)    the BofA Seller/Servicer fails to cure such non-compliance within 60 days after the notice in (B) above; and
(D)    On the effective date of the transfer or termination, Freddie Mac executes and delivers to the affected BofA Seller/Servicer a release of all claims, counterclaims, defenses, rights of setoff, debt, liens, Losses, demands, damages, costs and expenses (including attorneys' fees and costs actually incurred) and causes of action of any kind or nature whatsoever, as to or against the affected BofA Seller/Servicer, arising out of, or in connection with, the servicing of the Mortgages as to which servicing has been transferred or terminated (the "Affected Mortgages"), whether asserted, unasserted, known or unknown, suspected or unsuspected, fixed or contingent, in contract or tort, unsecured, secured, priority, administrative or otherwise, that Freddie Mac may then or may thereafter have against the affected BofA Seller/Servicer, under any provision of the Guide or any Purchase Documents or the laws, regulations or administrative or executive directives of the United States or any other jurisdiction, including but not limited to, any repurchase or indemnification obligation or other remedy contained in any of the Purchase Documents with respect to a breach of the terms thereof or any representation, warranty, covenant, condition or requirement made or contained therein (irrespective of how characterized)

except that the foregoing release shall not release, apply to or affect any of the following:
(I)    the continuing obligation of the affected BofA Seller/Servicer as set forth in the Purchase Documents to remit to Freddie Mac (or to a successor servicer, if Freddie Mac so directs) all funds received under or with respect to the Affected Mortgages (before or after the effective date of the transfer or termination), including but not limited to payments of principal and/or interest, deposits to escrows for taxes, insurance premiums, mortgage insurance premiums or other expenses, refunds of taxes or insurance premiums, foreclosure sale proceeds, and any other funds related to the Affected Mortgage that are held or received by the affected BofA Seller/Servicer in its capacity as servicer or former servicer of the Affected Mortgages;
(II)    the obligation of the affected BofA Seller/Servicer to pay such amounts in penalties or other liquidated damages under the Guide that are agreed upon between Freddie Mac and the affected BofA Seller/Servicer prior to any transfer or termination pursuant to Section 5(d)(i)(B);and
(III)    the obligation of the affected BofA Seller/Servicer to provide documents and records concerning the Affected Mortgages under Guide section 73.3.
(ii)    After the effective date of any transfer or termination, the affected BofA Seller/Servicer shall notify Freddie Mac of the amount of all advances made by the affected BofA Seller/Servicer in connection with the Affected Mortgages, and Freddie Mac shall reimburse such Servicer for all advances made by such Servicer in accordance with the Guide.

(iii)    Freddie Mac may terminate or transfer servicing with respect to any such portion of the Mortgages without also terminating or transferring the servicing of:
(A)    other Mortgages, or
(B)    other mortgage loans not listed in Exhibit A that are serviced by any of the BofA Seller/Servicers or any of their Affiliates.
(iv)    Sub-Sections 5(d)(i)-(iv) shall not apply to a Freddie Mac termination or transfer of servicing of all (rather than a portion) of the Mortgages serviced by any BofA Seller/Servicer.
(v)     This Section 5 shall not affect Freddie Mac's rights and remedies with respect to any BofA Seller/Servicer's servicing of mortgage loans not listed in Exhibit A, and servicing contracts with respect to such other mortgage loans shall continue to be unitary and indivisible as provided in the Guide.
(e)    Each BofA Seller/Servicer shall be responsive to Freddie's identification of servicing performance concerns, including but not limited to development of specific remediation plans, approval of any necessary remediation plans by executive management responsible for servicing matters ("Servicing Management"), and regular written reporting to Servicing Management about progress in implementation of the remediation plans. This Section 5(e) shall not affect Freddie Mac's remedies for any failure by a BofA Seller/Servicer to comply with servicing requirements contained in the Purchase Documents, but the sole and exclusive remedy for any alleged breach of the obligation in this Section 5(e) shall be a claim under this Agreement.

*Material omitted has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment*
(f)    Each BofA Seller/Servicer is responsible under this Agreement only with respect to the specific Mortgages for which it is the Servicer.
6.     Assistance with Fraud Inquiries, [*______*].
(a)     If fraud is alleged to have been committed in connection with the origination of a Covered Mortgage, the applicable BofA Seller/Servicer(s) will reasonably cooperate with and provide reasonable and prompt assistance to Freddie Mac in exercising any rights or remedies available to Freddie Mac against any applicable third party that may have aided, abetted or participated in the fraudulent activity (including, for example but not by way of limitation, any applicable broker, appraiser, title company, realtor, or other applicable person or entity) in accordance with the requirements of the Purchase Documents.
(b)     Upon the written request of any BofA Seller/Servicer, Freddie Mac will cooperate with and provide reasonable and prompt assistance to the BofA Seller/Servicers or any of their Affiliates in [*________________________________________________________________*] including, if requested by a BofA Seller/Servicer, issuing a [*______________________________________*].
7.    Advice of Counsel. Each Party to this Agreement has reviewed the Agreement independently and with counsel, is fully informed of the terms and effect of this Agreement, and has not relied in any way on any inducement, representation, or advice of any other Party hereto in deciding to enter into the Agreement, except as herein contained.
8.    Representations and Warranties of Parties.
(a)    The BofA Seller/Servicers hereby represent and warrant that they have obtained approvals and authorizations required by law or by bylaw or resolution for the execution and enforceability of this Agreement.

(b)    Freddie Mac hereby represents and warrants that:
(i)    It has obtained all approvals and authorization required by law or by bylaw or resolution for the execution and enforceability of this Agreement, including without limitation the final approval and authority of the Federal Housing Finance Agency (FHFA); and
(ii)    It has not assigned any of its interest in the Released Obligations and Claims it is relinquishing by executing this Agreement to any other person or entity. The BofA Seller/Servicers acknowledge that, except as provided above in Section 8(b)(i), Freddie Mac has provided no representations or warranty about the effect, if any, that the authority of FHFA might have on this Agreement.
(c)    Each of the Parties hereby represents and warrants, as of the Closing Date:
(i)    it is not entering into the transactions contemplated hereby with the intent of hindering, delaying or defrauding any of its respective current or future creditor or creditors;
(ii)     it has entered into this Agreement voluntarily and not as a result of coercion or duress;
(iii)    it has examined the Mortgages and fully understands its risks and liabilities in entering into this Agreement, and represents that no other Party has made any statement or representation to it regarding any facts relied upon in entering into this Agreement, and each of them specifically does not rely upon any statement, representation, or promise of the other Party hereto or any other person in entering into this Agreement, or in making the settlement provided for herein, except as expressly stated in this Agreement. Each Party represents that it has relied upon its own investigation and analysis of the facts and not on any statement or representation made by any other Party in choosing to enter into this Agreement; and

(iv)    this Agreement, assuming due authorization, execution and delivery hereof by the other Parties hereto, constitutes the valid, binding and legal obligation of such Party, enforceable against it in accordance with the terms hereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights in general and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).
9.    Unknown Claims. Each Party acknowledges that it has been advised by its attorneys concerning, and is familiar with, California Civil Code Section 1542 and expressly waives any rights thereunder with respect to the subject matter of this Agreement. California Code Section 1542 provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.” Each Party expressly waives any and all rights under any other federal or state statute or law of similar effect with respect to the subject matter of this Agreement.
10.    Governing Law. This Agreement is executed and delivered in the State of New York, and it is the desire and intention of the Parties that it be in all respects interpreted according to the laws of the State of New York as applied to contracts entered into and completely performed in New York. Federal statutes may specifically apply, including but not limited to, 12 USC sections 1301-1393 and 1451-1459. Each of the Parties hereto specifically and irrevocably consents to the exclusive jurisdiction of the United States District Court for the Southern District of New York, with respect to all matters concerning this Agreement and its enforcement. Each of the Parties agrees that the execution and performance of the Agreement shall have a New York situs, and accordingly consents to personal jurisdiction within the State of New York for purposes arising out of this Agreement. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, WAIVES (TO THE EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING UNDER OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH DISPUTE

SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY.
11.    Construction of Agreement. In the event of a dispute regarding the meaning of any language contained in this Agreement, the Parties agree that the same should be accorded a reasonable construction and should not be construed more strongly against one Party than against any other Party by any reason, including but not limited to by reason of such Party's or its counsel's role in the drafting of this Agreement. In the event of a conflict between this Agreement and the Purchase Documents or Guide, this Agreement controls.
12.    Modification. The Parties shall, from time to time, execute, acknowledge and deliver such supplements to this Agreement and such further instruments as may reasonably be required for carrying out the intention of or facilitating the performance of this Agreement, including but not limited to any amendments to agreements between any BofA Seller/Servicer and Freddie Mac, which amendments any Party may deem necessary to conform those agreements to the terms of this Agreement. This Agreement may not be amended, supplemented or modified except by a written instrument duly executed by the Parties.
13.    No Admissions, No Precedent. The resolution of this matter is voluntary. The parties hereto acknowledge that they expressly understand that this Agreement and the settlement it represents are entered into solely for the purpose of avoiding any possible future expenses, burdens or distractions of dispute and in no way constitute an admission by any party hereto of any fact or claim. The BofA Seller/Servicers and all of their Affiliates specifically deny liability in connection with any claims that have been made or could have been made, or which arise from, or are connected directly or indirectly with the subject matter of this Agreement. This Agreement and any negotiations leading thereto do not constitute an admission of any fact or claim, including but not limited to any claim of negligence, breach of contract, or any other basis for liability by any of the Parties, nor the existence of any facts upon which alleged liability could be based. This Agreement shall not be used as an admission against any Party in this or any other past, present or future claim or matter. Neither this Agreement nor any provision herein shall be considered or treated as a precedent, either for purposes of the Parties' future dealings or otherwise.

14.    Publicity: The Parties agree that any press release, public announcement, disclosure or other comment regarding this settlement and the claims being settled that is initiated, encouraged or facilitated by a Party shall not contain any negative or adverse characterization of the other Party, its practices or of the Mortgages, or this Agreement of the resolution. The Parties will take reasonable and good faith efforts to ensure, to the extent reasonably possible under the time frame, that the timing and general content of the initial written press release, public announcement, or talking point/Q&A document (excluding securities and regulatory filings) is mutually satisfactory, including providing the non-disclosing party advance notice (including notice of at least one twenty-four hour period where feasible) and an opportunity to review the same. For purposes of this Section 14, Parties shall be deemed to include the BofA Seller/Servicers Affiliates.
15.    Confidentiality.
(a)    The Parties shall have discretion to disclose terms contained in this Agreement, subject to Section 14 above addressing certain written materials. The Agreement itself, all Exhibits, as well as all documents, communications, drafts and other materials of any kind relating to the negotiation of this Agreement, the circumstances leading thereto, or the implementation of this Agreement by the parties, shall be and remain confidential, subject to the additional terms below.
(b)    Disclosure of any material that is confidential under this Agreement shall be permitted only in the following limited circumstances:
(i)    in an action by any Party to enforce the terms of the Agreement, to the extent reasonably required for purposes of enforcement;
(ii)    in response to a court order, subpoena, or other demand or request made in accordance with applicable law by a governmental or quasi- governmental body having jurisdiction over such Party (including, but not limited to, the Federal Housing Finance Agency, the Internal Revenue Service, and a formal or informal Congressional demand or request);
(iii)    as required by applicable law or regulation, including, but not limited to, Federal securities law, or as that Party may elect in its sole discretion as part of its filings with the

Securities and Exchange Commission of Forms 8-K, 10-Q or 10-K and related disclosures to investors;
(iv)    to such Party's subsidiaries, affiliates, directors, officers, external or internal agents, representatives, professional advisers, attorneys, accountants, auditors, insurers, successors, assigns and employees, who have a need to know, are under a duty of non-disclosure with respect to such information, and are under a duty to implement appropriate measures to maintain the confidentiality, security and integrity of such information, and to qualified bidders or investors in connection with the sale of such Party or its assets, who have a need to know and agree to be bound by the terms of this provision; or
(v)    in an action by a BofA Seller/Servicer or any of its Affiliates pursuant to its covenants under Section 4 regarding the contest of rescissions of mortgage insurance, to the extent reasonably necessary to fulfill such covenants.
(c)    In the event that any claimant or litigant, by way of a document request, interrogatory, subpoena, or questioning at deposition or trial, requests and attempts to compel disclosure of anything protected from disclosure by this Section 15 by seeking an order from any court or governmental body to compel such disclosure, or in the event that a court, governmental official or government body requests or requires disclosure of anything protected by this Agreement, the Party from whom disclosure is sought shall give written notice to the other Parties in accordance with Section 18 as soon as reasonably practical and in no event more than five (5) days from the receipt of the papers seeking the order, and shall immediately provide copies of all notice papers, orders, requests or other documents in order to allow each party to take such protective steps as may be appropriate.
(d)    Material protected by this Section 15 shall be deemed to fall within the protection afforded to compromises and offers to compromise by Rule 408 of the Federal Rules of Evidence and similar provisions of state law or state rules of court.

(e)     For purposes of this Section 15, Parties shall be deemed to include the BofA Seller/Servicer's Affiliates.
16.    No Waiver. The failure of a Party to enforce, in any one or more instances, any term or condition of this Agreement shall not be construed as a waiver of the future performance of any such or other term or condition.
17.    Entire Agreement. This Agreement and the other documents referenced herein constitute the entire agreement between the Parties hereto (including the BofA Seller/Servicer's Affiliates) with respect to the subject matter contained herein. This Agreement may not be amended or modified orally.
18.    Notices. All notices that are required or are permitted hereunder shall be in writing and shall be: (a) hand- delivered, (b) mailed by certified or registered U.S. Mail, return receipt requested, first class postage prepaid, or (c) telecopied to the Parties as follows:

if to Freddie Mac:	1551 Park Run Drive
McLean, VA 22102
Attention: Executive Vice President and Chief Credit Officer Telecopier: 571-382-3723

with a copy to:	Legal Division
Freddie Mac
8200 Jones Branch Drive
McLean, VA 22102
Attention: Vice President and Deputy General Counsel, Mortgage Law
Telecopier: 703-903-2559

with a copy to:	Freddie Mac
8200 Jones Branch Drive
McLean, VA 22102
Attention: Executive Vice President and General Counsel
Telecopier: 703-903-2623

if the BofA Seller/:	c/o Bank of America Corporation

Servicers	100 N. Tryon Street
Charlotte, NC 28255-0001
Attention: General Counsel
Telecopier: 704-409-0968

with a copy to:	Bank of America Corporation
Home Loans & Insurance Division
4500 Park Granada
Calabasas, CA 91302
Attention: General Counsel
Telecopier: 213-345-9301
or to such other address or telecopier number as any Party shall designate by written notice to the other Parties in the manner provided herein.
19.    Counterparts; Effective Date. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall be deemed signed and effective on the date that all of the Parties exchange facsimile copies of the executed signature pages, which shall be supplemented by original signatures within seven (7) calendar days after such date.
20.    Other Lawsuits and Claims. By execution hereof, this Agreement does not compromise or release any claim of the BofA Seller/Servicers or any of the Released Parties against any third party, including but not limited to any insurer, or any Correspondent, for any cost or expense hereunder, including attorneys' fees and costs.
21.    Successors; No Third Party Beneficiaries.
(a)All terms and conditions of this Agreement shall be binding upon and inure to the benefit of successors and assigns of the Parties.

(b)With respect to Freddie Mac, “successors and assigns” shall include any governmental, quasi-governmental or private entity that may be created and that assumes any or all of the rights and obligations under this Agreement or under the Purchase Documents with respect to the Mortgages.
(c)Except as specifically provided within the Agreement, nothing expressed or referred to in this Agreement is intended or shall be construed to give any person or entity other than the Parties and the Released Parties, their respective successors and assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provisions contained herein, it being the intention of the Parties hereto that this Agreement, the obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole and exclusive benefit of the Parties and the Released Parties, their respective successors and assigns, and for the benefit of no other person or entity including without limitation mortgage insurers, title insurers or Correspondents.
22.    Captions. The captions assigned to provisions of this Agreement are for convenience only and shall be disregarded in construing this Agreement.
23.    Severability. Excepting the provisions regarding Settlement Amount and the Released Obligations and Claims at Sections 2 and 3(a) of this Agreement, if any other provision of this Agreement, or any portion of any provision of this Agreement, shall be declared illegal, invalid, null and void or unenforceable by any court or tribunal having jurisdiction thereof, such portion or provision hereof shall be deemed separate and apart from the remainder of this Agreement, which shall remain in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have executed this Agreement as of the day and year first above written.

FEDERAL HOME LOAN MORTGAGE CORPORATION

By: /s/Raymond G. Romano
Name: Raymond G. Romano
Title: Executive Vice President and Chief Credit Officer

BANK OF AMERICA, NATIONAL ASSOCIATION

By: /s/Neil A. Cotty
Name: Neil A. Cotty
Title: Chief Accounting Officer

BAC HOME LOANS SERVICING, LP, a Texas limited partnership

By: BAC GP, LLC, its general partner

By: Bank of America, National Association,
its manager

By: /s/Neil A. Cotty
Name: Neil A. Cotty
Title: Chief Accounting Officer

COUNTRYWIDE HOME LOANS, INC.

By: /s/Michael W. Schloessmann
Name: Michael W. Schloessmann
Title: President

Signature page to Settlement Agreement

EXHIBIT A-1

EXHIBIT A-2

EXHIBIT B
Freddie Mac's wire transfer instructions are as follows:

ABA # 021033205
Beneficiary Name: FHLMC Wash

EXHIBIT C

RECOURSE LOANS

EXHIBIT D

Non Loan Level Selling Warranties

1.	Consent to Electronic Transactions. Section 1.3
The Seller/Servicer represents and warrants that the Seller/Servicer has confirmed that the Seller/Servicer's computer hardware, software and ISP (or other method of connectivity to the Internet), if applicable, is compatible with Freddie Mac's computer hardware, software and ISP (or other method of connectivity to the Internet) and that the Seller/Servicer is able to readily print, store and retrieve any Record or Electronic Record transmitted by Freddie Mac to the Seller/Servicer and the Seller/Servicer is capable of transmitting or submitting any Record or Electronic Records to Freddie Mac in connection with any electronic transaction between the Seller/Servicer and Freddie Mac.
2.    Eligibility Criteria. Section 4.2
An institution must be approved by Freddie Mac as a Seller/Servicer before it can sell Mortgages to or service Mortgages for Freddie Mac.
The Seller/Servicer warrants that at all times it shall:
•Be a viable organization and, as applicable, able effectively to:
•    Originate or otherwise acquire Mortgages acceptable for sale to Freddie Mac and/or
•    Service Mortgages in a manner acceptable to Freddie Mac

3.	Fidelity Insurance Coverage. Section 4.7 (a)
Fidelity insurance coverage may be documented on a bond form acceptable to Freddie Mac or on the standard bond form currently mandated by or acceptable to the government agency that has regulatory or supervisory authority over the Seller/Servicer. If the Seller/

Servicer is not regulated or supervised, Freddie Mac will accept coverage documented on the bond form commonly issued to institutions similar to the Seller/Servicer. The coverage may be provided in policy forms with names that include, but are not limited to, Fidelity Bond, Mortgage Bankers Bond, Financial Institution Bond, Financial Institution Crime Policy or Bankers Blanket Bond. Whichever policy form is relied upon to document the coverage required by Freddie Mac, the Seller/Servicer warrants that the terms of such coverage meet all of the requirements in Section 4.7(b).

4.	Mortgagee's E&O Insurance Coverage. Section 4.8
Mortgagee's E&O insurance coverage must be documented on policy forms commonly issued to institutions similar to the Seller/Servicer. The coverage may be provided in policy forms with names that include, but are not limited to, Mortgage Bankers Bond, Mortgage Errors & Omissions, Mortgage Impairment, Mortgage Holders Liability, Professional Liability or Mortgage Protection. Whichever policy form is relied upon to document the coverage required by Freddie Mac, the Seller/Servicer warrants that the terms of such coverage meet all of the requirements in Section 4.8(b).

5.	Certificate of Incumbency requirements. Section 16.10.1 (second paragraph)
By executing Form 988SF or Form 989SF, the Seller/Servicer represents and warrants that Freddie Mac may rely conclusively on the accuracy, genuineness and good faith of any (i) Record submitted to Freddie Mac bearing an original signature of any one of the "Authorized Persons" on Form 988SF or Form 989SF, as applicable, or (ii) when permitted, facsimile transmission of a Record submitted to Freddie Mac bearing a copy of an original signature of any one of the "Authorized Persons" on Form 988SF or Form 989SF, as applicable, that contains or communicates instructions (or modifies previous instructions) to transfer funds or securities by wire transfer, ACH or other payment system approved by Freddie Mac. The Seller/Servicer is responsible for any and all penalties, losses, liabilities and claims that result from Freddie Mac's reliance on any instruction provided to Freddie Mac by the Seller/Servicer's authorized representatives or any other person who has (or obtains) access to information or documents that compromise the security of Freddie Mac's wire transfer operations.

6.	Seller authorized to sell Mortgage; Purchase Documents authorized. Section 22.27
Each Seller that is an "insured depository institution," as that term is defined in Section 1813(c)(2) of Title 12 of the United States Code, as amended, acknowledges, agrees, covenants, represents and warrants to Freddie Mac that the Seller's Master Agreements and other applicable Purchase Documents entered into by and between the Seller and Freddie Mac:

•	Are in writing or are "records" or "electronic records" as those terms are defined in Section 1.3(a) of the Guide),

•
Were executed or authenticated by the Seller and Freddie Mac contemporaneously with the agreement reached by the Seller and Freddie Mac for sale of Mortgages by the Seller to Freddie Mac in return for cash and/or PCs received by the Seller,

•
Were approved by the Seller's board of directors or the Seller's officers or employees who were duly authorized by the board of directors to enter into such agreements and board approvals, resolutions and/or delegations of authority are reflected in the minutes of the board, and

•	Have been, continuously, from the time of their execution or authentication, official records of the Seller.

7.	Commissions, fees or other compensation on insurance. Section 27.2
The Seller warrants that in connection with the placement or renewal of any mortgage insurance, including insurance on any other Mortgages it owns, to the Seller's knowledge, the insurer (including its parent company or any affiliate thereof) has not caused or permitted any consideration or thing of value (other than the protection provided by its mortgage insurance) to be paid to or received by any of the following:

•The Mortgage lender

•	Any officer, director or employee of the lender or any member of their immediate families

•
Any insurance agency, corporation (other than the insurer), partnership, trust or other business entity (including any service corporation, whether organized for profit or otherwise) in which the lender or any of its officers, directors, employees or their immediate family members have financial interest, or

•	Any designee, trustee, nominee or other agent or representative of any of the foregoing
This requirement applies to any commission, fee or other compensation on all mortgage insurance presently in force or to be placed in the future.

8.	Loan Prospector User Agreement. Exhibit 15, Section 6.2 (d)
User represents and warrants that ….. (d) User has the legal right to obtain credit reports with respect to Borrowers whose mortgage loans or Loan Applications are assessed by the System.

9.	Flood insurance. Section 58.3 (sixth paragraph)
The Seller/Servicer warrants that any FZD made on or after June 1, 1995 by a party other than the Seller/Servicer is guaranteed by the FZD maker to be accurate, in accordance with federal law. The Seller/Servicer, however, remains responsible to Freddie Mac for the accuracy of any FZD made by the Seller/Servicer or any party other than the Seller/Servicer.